2025DD1039719 FR0011341205 - DD187665 26 mai 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : Bartholomeus van Rhijn, CFBO NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION 1 DATE DE LA TRANSACTION : 21 mai 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 3.3100 Euro VOLUME : 3 610.0000 INFORMATIONS AGREGEES PRIX : 3.3100 Euro VOLUME : 3 610.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DETAIL DE LA TRANSACTION 2 DATE DE LA TRANSACTION : 22 mai 2025 LIEU DE LA TRANSACTION : Euronext Paris

NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 3.3298 Euro VOLUME : 37 801.0000 INFORMATIONS AGREGEES PRIX : 3.3298 Euro VOLUME : 37 801.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DETAIL DE LA TRANSACTION 3 DATE DE LA TRANSACTION : 23 mai 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 3.3568 Euro VOLUME : 47 624.0000 INFORMATIONS AGREGEES PRIX : 3.3568 Euro VOLUME : 47 624.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DATE DE RECEPTION DE LA NOTIFICATION : 26 mai 2025 COMMENTAIRES : The total of the trade dated 22 and 23 of May is representing the average price based on all traides executed during each of these concerned day. "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."